U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

1411 Broadway FL16 New York NY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amended and Restated Memorandum and Articles

Effective February 17, 2023, AnPac Bio-Medical Science Co., Ltd. (the “Company”), has amended Clause 7 of its fifth amended and restated memorandum and articles of association to change the maximum number of shares that the Company is authorised to issue from 150,000,000 shares divided into 120,000,000 class A ordinary shares with a par value of US$0.01 each (the “Class A Ordinary Shares”) and 30,000,000 class B ordinary shares with a par value of US$0.01 each (the “Class B Ordinary Shares”) to 2,430,000,000 shares divided into 2,400,000,000 Class A Ordinary Shares with a par value of US$0.01 each and 30,000,000 Class B Ordinary Shares with a par value of US$0.01 each, by creating an additional 2,280,000,000 Class A Ordinary Shares.

A copy of the Notice of Change to the Amended and Restated Memorandum and Articles is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Notice Of Change to the Maximum Number Of Shares the Company is Authorised To Issue and the Fifth Amended and Restated Memorandum and Articles

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: March 7, 2023

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